 Exhibit 99.1

COMPANY ANNOUNCEMENT

Results from TORM plc’s Annual General Meeting on 15 April 2026

TORM plc (Nasdaq: TRMD or TRMD A) announces that all the resolutions set out in the notice of the Annual General Meeting dated 05 March 2026 were duly passed on a poll at today’s Annual General Meeting. The result of the poll is illustrated below.

Eligible votes (for Resolutions 1-13) *	102,123,339
Voted total	53,955,672
Voted total (%)	52.83

Ordinary Resolutions	Vote type	Voted	Voted (%)	% of total voting rights
To adopt the Annual Report and Accounts 2025	For Against Withheld*	53,768,706 51,825 135,141	99.90 0.10	52.65
To approve the Directors’ Remuneration Report 2025	For Against Withheld*	42,266,113 11,542,358 147,201	78.55 21.45	41.39
To approve the Company’s Remuneration Policy	For Against Withheld*	42,247,962 11,544,811 162,899	78.54 21.46	41.37
To re-appoint Ernst & Young LLP as auditor of the Company	For Against Withheld*	53,791,570 101,812 62,290	99.81 0.19	52.67
To authorize the Directors to fix the remuneration of the auditors	For Against Withheld*	53,706,174 158,767 90,731	99.71 0.29	52.59
Reappointment of Non-Executive Director and Chairman Simon Mackenzie Smith as Director of the Company	For Against Withheld*	53,512,381 346,424 96,867	99.36 0.64	52.40
Reappointment of Non-Executive Director Christopher H. Boehringer as Director of the Company	For Against Withheld*	53,406,239 449,989 99,444	99.16 0.84	52.30
Reappointment of Non-Executive Director Göran Trapp as Director of the Company	For Against Withheld*	45,568,855 8,291,631 95,186	84.61 15.39	44.62
Reappointment of Non-Executive Director Annette Malm Justad as Director of the Company	For Against Withheld*	51,648,060 2,212,284 95,328	95.89 4.11	50.57
Reappointment of Executive Director Jacob Meldgaard as Director of the Company	For Against Withheld*	39,321,159 384,110 14,250,403	99.03 0.97	38.50
Off-Market purchase of shares - Buyback Contract A.	For * Against Withheld*	53,628,116 220,345 107,211	99.59 0.41	52.51
Off-Market purchase of shares - Buyback Contract B.	For * Against Withheld*	39,469,154 14,377,546 108,972	73.30 26.70	38.65

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 11 15 APRIL 2026	PAGE 1 / 3

COMPANY ANNOUNCEMENT

Special Resolutions	Vote type	Voted	Voted (%)	% of total voting rights
To approve the updated Articles of Association	For Against Withheld*	53,682,829 160,630 112,213	99.70 0.30	52.57

(*) A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution. After excluding, for Resolution 11, the maximum of 10m A-shares subject of Buyback Contract A, the percentage of votes in favor is 99.50% and after excluding, for Resolution 12, the maximum of 7.5m A-shares subject of Buyback Contract B, the percentage of votes in favor is 68.98%.

The following relates to questions submitted by shareholders in advance of today’s Annual General Meeting.

As set out in the Annual Report 2025, the Board’s capital return framework is based on a quarterly assessment of earnings, cash generation, capital commitments, balance sheet strength and liquidity, with cash dividends remaining the primary and default mechanism for returning capital to shareholders. On 25 March 2026, TORM distributed a Q4 interim dividend representing an accelerated return of capital that might otherwise have been proposed following the AGM, in line with the Company’s normal practice. The Board reiterates that dividends remain a core element of TORM’s capital return policy and will continue to be considered on a quarterly basis in light of market conditions and financial performance.

As stated in the AGM notice, the Directors regard the ability to repurchase shares, in suitable circumstances, to be an important part of the financial management of the Company.  In common with other listed companies, the purpose of the proposed share buyback resolutions is therefore to provide appropriate flexibility for potential future share buybacks in a manner which reflects the Company’s share structure. As also stated in the AGM notice, this would only be where the Directors consider it would be in the best interests of the Company and its shareholders as a whole to do so. There have therefore been no discussions on the details of any actual purchases under Buyback Contracts A or B.  However, as stated in the AGM notice, the use of separate Buyback Contracts A and B reflects the Company’s listings on non-UK markets and registered shareholding structure, and the price for any buybacks under Buyback Contract B will be set by the price achieved in the same trading period, and therefore always dependent on buybacks being made in that trading period, under Buyback Contract A. If any such purchases were to be made, disclosure will be made in accordance with all applicable legislation.

The Board notes that more than 20 per cent of votes have been cast against the Board recommendations for Resolution 2, 3 and 12. For Resolutions 2 and 3, this is likely to be due to incomplete compliance with the UK Corporate Governance, the reasons for which are explained in the Company’s corporate governance code. For Resolution 12, this is in the Board’s view primarily a function of the Company’s listings on non-UK markets and resulting share capital structure. The Board intends to consult relevant shareholders in order to understand the reasons behind these results.

Contacts
Christopher Everard, General Manager, Tel.: +44 7920 494 853
Mikael Bo Larsen, Head of Investor Relations, Tel.: +45 5143 8002
Joakim Nørholm Vasehus, Head of Communication, Tel.: +45 3037 9012

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

Safe Harbor Statement as to the Future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 11 15 APRIL 2026	PAGE 2 / 3

COMPANY ANNOUNCEMENT

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis’ attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;  effects of new products and new technology in our industry;  new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 11 15 APRIL 2026	PAGE 3 / 3